SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2012 Results April 30, 2012 Page 1

AMBEV REPORTS 2012 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, April 30, 2012 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2012 first quarter (Q1 2012). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais  and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly  financial information for the three months period ended March 31, 2012 filed with the CVM and submitted to the SEC.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales increased 9.8% in the first quarter, with organic volumes increasing 4.3% while Net revenue/hl grew 5.3%.  Industry growth in Brazil, Argentina and Canada contributed favorably, as well as market share gains in Brazil in both beer and CSD/NANC, and price increases across our markets.

Cost of Goods Sold (COGS): COGS/hl increased by 5.4% in the quarter.  This resulted primarily from increases in raw materials (especially sugar in Brazil CSD) and packaging costs (notably PET resin for Brazil and LAS CSD), which were partially offset in the quarter by gains in currency hedges and an easier comparison with 1Q11 due to the lack of can imports in Brazil Beer.

Selling, General & Administrative (SG&A) expenses: SG&A (excl. depreciation & amortization) expenses rose by 10.5% in Q1 2012 mainly due to general inflation, phasing of sales and marketing investments behind our brands in our key markets, as well as higher distribution expenses in Brazil and Argentina.

EBITDA, Gross margin and EBITDA margin: Our Normalized EBITDA reached R$ 3,390.3 million in Q1 2012, which represented an organic growth of 8.8%.  Gross margin was roughly flat for the quarter, with expansion in Brazil Beer, HILA-ex, LAS CSD/NANC and Canada business units.  EBITDA margin contracted by 40bps, reaching 46.9% despite margin expansion in all our divisions except Brazil CSD/NANC and LAS Beer.

Operating Cash generation and Profit:  Cash generated from operations in Q1 2012 was R$ 1,258.2 million (a decrease of 36.6% as compared to 1Q11), while our Normalized Profit reached R$ 2,346.4 million (+12.3%) in the quarter through a combination of EBITDA growth and a lower income tax expense.  Normalized Earnings per share (EPS) increased 11.8%.

CAPEX: In the first quarter we invested R$ 365.6 million as part of our investment plan for the year, the majority of which continued to be directed at improving our production capacity in Brazil regionally and by package.

Pay-out and Financial discipline: We paid a dividend and Interest on Own Capital of R$ 2.5 billion starting on April 10, 2012.  Moreover, on April 16 we announced a transaction to create the leading beverages company in the Caribbean, which entails a cash payment of approximately R$ 2.3 billion expected for Q2 2012.

Financial highlights - Ambev consolidated			% As	%
R$ million	1Q11	1Q12	Reported	Organic
Total volumes	40,796.6	42,230.4	3.5%	4.3%
Beer	29,476.0	30,255.9	2.6%	3.7%
CSD and NANC	11,320.6	11,974.6	5.8%	5.8%

Net sales	6,562.1	7,235.7	10.3%	9.8%
Gross profit	4,455.0	4,923.0	10.5%	9.7%
Gross margin	67.9%	68.0%	10 bps	bps
EBITDA	3,098.0	3,390.3	9.4%	8.9%
EBITDA margin	47.2%	46.9%	-40 bps	-40 bps
Normalized EBITDA	3,098.5	3,390.3	9.4%	8.8%
Normalized EBITDA margin	47.2%	46.9%	-40 bps	-40 bps
Profit - Ambev holders	2,088.7	2,346.4	12.3%
Normalized profit - Ambev holders	2,089.2	2,346.4	12.3%
No. of share outstanding (millions)	3,103.5	3,117.5
EPS (R$/shares)	0.67	0.75	11.8%
Normalized EPS	0.67	0.75	11.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2011 (Q1 2011), as the case may be. Values in this release may not add up due to rounding.

First Quarter 2012 Results

April 30, 2012

SUMMARY

During the first quarter of 2012 our normalized consolidated EBITDA totaled R$ 3,390.3 million, an 8.8% organic growth, with our consolidated volumes increasing by 4.3% as a result of positive volume growth in all our business units.

In Brazil, top line performance in beer was marked by volume increasing 4.0% in the quarter thanks to industry growth and market share gains of 70bps (69.0% average for the quarter).  Innovation continued to play a key role in our top line growth strategy, with Antarctica Sub-Zero and Skol 360 as the leading mainstream volume contributors, while Budweiser and Stella Artois continued to drive our premium brands growth.  Meanwhile, our CSD/NANC volume increased by 7.4% because of an improved industry and 40 bps of market share growth (18.1% average for the quarter).  In both businesses, however, net revenue per hectoliter performance was adversely impacted by higher federal excise taxes and State VAT taxes, leading to the anticipated growth below the average expected for the year.  On the cost side, COGS per hectoliter increased 2.2% while phasing of sales and marketing expenses as well as higher logistics expenses caused SG&A to grow 10.0%.  As a result, our Normalized EBITDA in Brazil increased by 5.9% in the quarter, with EBITDA margin decreasing 40 bps (Brazil Beer 10 bps expansion and Brazil CSD/NANC 310 bps contraction).

“Despite slightly cooler and rainier weather across Brazil, a tough comparison in terms of net revenues per hectoliter and higher taxes, we still managed to take advantage of improvements in industry performance and gain market share through the execution of our commercial strategy.  The highlight of our first quarter commercial performance in Brazil were our Carnival initiatives, behind which we put a great deal of effort and resources not only in terms of investments behind Skol, Brahma and Antarctica but also in the marketplace”, says João Castro Neves, CEO for Ambev.

HILA-ex reported a volume growth of 4.7% and a negative EBITDA of R$ 16.7 million in the quarter.  João Castro Neves comments: “In the first quarter we once again delivered improved top line growth, which is fully consistent with our long-term strategy for the region.  In addition, on April 16 we announced a transformational deal for our HILA-ex division.  The strategic alliance with E. León Jimenes for the Caribbean will allow for a step change in our HILA-ex operational and financial performance.  We are extremely excited about this transaction because of the prospects it brings for our expansion into the Caribbean, for the Presidente  brand abroad and for further development opportunities for our people.”

Latin America South contributed with 3.2% volume growth and Normalized EBITDA of R$ 683.7 million in the period, posting another quarter of solid organic EBITDA growth ratios in both beer and soft drinks in spite of competitive and cost pressures.  “LAS reached a 22.1% EBITDA growth in first quarter driven by good performance of our mainstream and premium brands, and by the implementation of our pricing strategy in light of continued cost pressures.  The overall beer market continued to recover while we were able to maintain our market share in the region”, says Francisco Sá, CEO for Latin America South.

In Canada, Labatt delivered a 1.9% organic increase in volumes and Normalized EBITDA of R$ 248.7 million in the quarter (+7.0% as compared to 1Q11).  “The first quarter was very positive for Labatt, which delivered strong top line performance and EBITDA expansion”, says Bary Benun, Labatt’s President.

Cash generated from our operations year to date totaled R$ 1,258.2 million, and we ended the quarter with a net cash position of R$ 4,342.7 million.   According to Nelson Jamel, Ambev’s CFO: “We finished Q1 2012 with a net cash position similar to the one of December 2011, but this figure does not contemplate the R$ 2.5 billion pay-out carried out in April and the anticipated payment of R$ 2.3 billion in connection with the closing of the transaction involving Cervecería Nacional Dominicana.”

Looking ahead, higher disposable income should help Brazil volumes return to growth in 2012, with a better balance in terms of volume and price when compared to 2011.  We continue to expect net revenue per hectoliter to grow in line with inflation for the year, and our COGS/hl should grow below inflation.  Finally, regarding our capex plans, we remain ready to invest up to R$ 2.5 billion in 2012 depending on the levels of federal taxes.

First Quarter 2012 Results

April 30, 2012

Ambev Consolidated Income Statement

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Net revenue	6,562.1	(25.4)	58.1	640.9	7,235.7	10.3%	9.8%
Cost of goods sold (COGS)	(2,107.1)	20.7	(19.1)	(207.2)	(2,312.7)	9.8%	9.9%
Gross profit	4,455.0	(4.8)	39.1	433.7	4,923.0	10.5%	9.7%
Selling, general and administrative (SG&A)	(1,836.5)	1.6	(21.7)	(194.5)	(2,051.0)	11.7%	10.6%
Other operating income	135.3	-	0.8	3.1	139.2	2.9%	2.3%
Normalized operating income (normalized EBIT)	2,753.8	(3.2)	18.2	242.3	3,011.1	9.3%	8.8%
Special items above EBIT	(0.5)	-	-	0.5	-	nm	nm
Net finance results	(45.5)				(60.0)	31.9%
Share of results of associates	0.1				0.4	nm
Income tax expense	(601.9)				(584.9)	-2.8%
Profit	2,106.0				2,366.6	12.4%
Attributable to Ambev holders	2,088.7				2,346.4	12.3%
Attributable to non-controlling interests	17.4				20.2	16.5%
Normalized profit	2,106.6				2,366.6	12.3%
Attributable to Ambev holders	2,089.2				2,346.4	12.3%

Normalized EBITDA	3,098.5	(3.2)	21.5	273.5	3,390.3	9.4%	8.8%

First Quarter 2012 Results

April 30, 2012

Ambev – Consolidated results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

First Quarter 2012 Results

April 30, 2012

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q1 2012.

Ambev delivered normalized EBITDA of R$ 3,390.3 million in the quarter with an 8.8% organic growth.

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	40,796.6	(305.7)	-	1,739.6	42,230.4	3.5%	4.3%
Net revenue	6,562.1	(25.4)	58.1	640.9	7,235.7	10.3%	9.8%
Net revenue/hl	160.8	0.6	1.4	8.5	171.3	6.5%	5.3%
COGS	(2,107.1)	20.7	(19.1)	(207.2)	(2,312.7)	9.8%	9.9%
COGS/hl	(51.6)	0.1	(0.5)	(2.8)	(54.8)	6.0%	5.4%
Gross profit	4,455.0	(4.8)	39.1	433.7	4,923.0	10.5%	9.7%
Gross margin	67.9%				68.0%	10 bps	bps
SG&A excl. deprec.&amort.	(1,704.6)	1.6	(20.5)	(178.9)	(1,902.4)	11.6%	10.5%
SG&A deprec.&amort.	(131.9)	-	(1.2)	(15.6)	(148.7)	12.7%	11.8%
SG&A total	(1,836.5)	1.6	(21.7)	(194.5)	(2,051.0)	11.7%	10.6%
Other operating income	135.3	-	0.8	3.1	139.2	2.9%	2.3%
Normalized EBIT	2,753.8	(3.2)	18.2	242.3	3,011.1	9.3%	8.8%
Normalized EBIT margin	42.0%				41.6%	-40 bps	-40 bps
Normalized EBITDA	3,098.5	(3.2)	21.5	273.5	3,390.3	9.4%	8.8%
Normalized EBITDA margin	47.2%				46.9%	-40 bps	-40 bps

First Quarter 2012 Results

April 30, 2012

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the HILA-ex countries.

LAN delivered normalized EBITDA of R$ 2,457.8 million in the quarter representing an organic growth of 5.9%.

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	29,118.5	-	-	1,401.5	30,520.0	4.8%	4.8%
Net revenue	4,719.1	-	10.7	330.2	5,060.0	7.2%	7.0%
Net revenue/hl	162.1	-	0.4	3.4	165.8	2.3%	2.1%
COGS	(1,462.3)	-	(6.7)	(105.9)	(1,574.9)	7.7%	7.2%
COGS/hl	(50.2)	-	(0.2)	(1.2)	(51.6)	2.8%	2.3%
Gross profit	3,256.8	-	4.0	224.3	3,485.1	7.0%	6.9%
Gross margin	69.0%				68.9%	-10 bps	-10 bps
SG&A excl. deprec.&amort.	(1,204.0)	-	(4.8)	(125.3)	(1,334.1)	10.8%	10.4%
SG&A deprec.&amort.	(103.3)	-	(0.7)	(14.3)	(118.3)	14.5%	13.9%
SG&A total	(1,307.3)	-	(5.5)	(139.6)	(1,452.4)	11.1%	10.7%
Other operating income	137.6	-	(0.0)	9.5	147.1	6.9%	6.9%
Normalized EBIT	2,087.1	-	(1.4)	94.2	2,179.8	4.4%	4.5%
Normalized EBIT margin	44.2%				43.1%	-110 bps	-100 bps
Normalized EBITDA	2,322.2	-	(0.4)	136.0	2,457.8	5.8%	5.9%
Normalized EBITDA margin	49.2%				48.6%	-60 bps	-50 bps

First Quarter 2012 Results

April 30, 2012

Ambev Brazil

Our Brazil business unit delivered normalized EBITDA of R$ 2,474.5 million in the quarter, representing an organic growth of 5.9% and an EBITDA margin contraction of 40 bps to 50.4%.

Our performance in Brazil in the quarter showed a slight EBITDA margin expansion in Beer business, with revenue growth coming primarily from volume growth of 4.0%.  In CSD/NANC, despite 7.4% volume growth for the quarter, EBITDA grew 2.8% pressured by an increase in commodities.

COGS per hl increased 2.2%, with gains in currency hedges and an easy comparison with 1Q11 due to can imports in Beer only partially offsetting higher raw materials and packaging costs, mainly sugar and PET.

SG&A, excluding depreciation and amortization, grew 9.8% due to general inflation, higher distribution expenses and phasing of commercial expenses.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	27,519.5	-	-	1,325.6	28,845.1	4.8%	4.8%
Net revenue	4,595.7	-	-	310.6	4,906.3	6.8%	6.8%
Net revenue/hl	167.0	-	-	3.1	170.1	1.9%	1.9%
COGS	(1,378.7)	-	-	(98.9)	(1,477.6)	7.2%	7.2%
COGS/hl	(50.1)	-	-	(1.1)	(51.2)	2.2%	2.2%
Gross profit	3,217.0	-	-	211.7	3,428.7	6.6%	6.6%
Gross margin	70.0%	-	0.0%	0.0%	69.9%	-10 bps	-10 bps
SG&A excl. deprec.&amort.	(1,143.8)	-	-	(111.9)	(1,255.7)	9.8%	9.8%
SG&A deprec.&amort.	(95.0)	-	-	(12.5)	(107.5)	13.1%	13.1%
SG&A total	(1,238.8)	-	-	(124.4)	(1,363.2)	10.0%	10.0%
Other operating income	136.9	-	-	11.1	148.0	8.1%	8.1%
Normalized EBIT	2,115.1	-	-	98.4	2,213.5	4.7%	4.7%
Normalized EBIT margin	46.0%	-	0.0%	0.0%	45.1%	-90 bps	-90 bps
Normalized EBITDA	2,336.5	-	-	138.0	2,474.5	5.9%	5.9%
Normalized EBITDA margin	50.8%	-	0.0%	0.0%	50.4%	-40 bps	-40 bps

First Quarter 2012 Results

April 30, 2012

Beer Brazil

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	20,761.7	-	-	823.3	21,585.0	4.0%	4.0%
Net revenue	3,895.4	-	-	238.2	4,133.6	6.1%	6.1%
Net revenue/hl	187.6	-	-	3.9	191.5	2.1%	2.1%
COGS	(1,087.0)	-	-	(37.0)	(1,123.9)	3.4%	3.4%
COGS/hl	(52.4)	-	-	0.3	(52.1)	-0.5%	-0.5%
Gross profit	2,808.4	-	-	201.3	3,009.7	7.2%	7.2%
Gross margin	72.1%	-	0.0%	0.0%	72.8%	70 bps	70 bps
SG&A excl. deprec.&amort.	(1,000.4)	-	-	(102.8)	(1,103.2)	10.3%	10.3%
SG&A deprec.&amort.	(72.0)	-	-	(10.0)	(82.0)	13.8%	13.8%
SG&A total	(1,072.4)	-	-	(112.8)	(1,185.2)	10.5%	10.5%
Other operating income	110.4	-	-	6.6	117.0	6.0%	6.0%
Normalized EBIT	1,846.4	-	-	95.1	1,941.5	5.1%	5.1%
Normalized EBIT margin	47.4%	-	0.0%	0.0%	47.0%	-40 bps	-40 bps
Normalized EBITDA	2,018.6	-	-	129.1	2,147.7	6.4%	6.4%
Normalized EBITDA margin	51.8%	-	0.0%	0.0%	52.0%	10 bps	10 bps

Our beer volumes in the quarter posted organic expansion of 4.0% given a better industry and a higher average market share of 69.0% (+70 bps versus 1Q11).

Net revenue/hl increased 2.1% in Q1 2012 due to pricing and higher direct distribution weight being partially offset by higher taxes (both State VAT and federal excise).

COGS/hl decreased by 0.5% in the quarter mainly due to currency gains resulting from the execution of our hedging policy, combined with benefits resulting from an easier comparison due to imported cans in 1Q11.

SG&A, excluding depreciation and amortization, increased by 10.3% in the period due to general inflation, higher volumes, sales and marketing spend to implement our commercial strategy during Carnival, and, to a lower extent, higher logistics costs also impacted by increased weight of direct distribution.

Beer Brazil normalized EBITDA increased by 6.4% reaching R$ 2,147.7 million in the quarter.

First Quarter 2012 Results

April 30, 2012

CSD & NANC Brazil

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	6,757.8	-	-	502.3	7,260.1	7.4%	7.4%
Net revenue	700.3	-	-	72.4	772.7	10.3%	10.3%
Net revenue/hl	103.6	-	-	2.8	106.4	2.7%	2.7%
COGS	(291.7)	-	-	(62.0)	(353.7)	21.2%	21.2%
COGS/hl	(43.2)	-	-	(5.5)	(48.7)	12.9%	12.9%
Gross profit	408.6	-	-	10.4	419.0	2.6%	2.6%
Gross margin	58.3%	-	0.0%	0.0%	54.2%	-410 bps	-410 bps
SG&A excl. deprec.&amort.	(143.4)	-	-	(9.1)	(152.5)	6.3%	6.3%
SG&A deprec.&amort.	(23.0)	-	-	(2.5)	(25.5)	10.9%	10.9%
SG&A total	(166.4)	-	-	(11.6)	(178.0)	7.0%	7.0%
Other operating income	26.5	-	-	4.5	31.0	16.9%	16.9%
Normalized EBIT	268.7	-	-	3.3	272.0	1.2%	1.2%
Normalized EBIT margin	38.4%	-	0.0%	0.0%	35.2%	-320 bps	-320 bps
Normalized EBITDA	317.9	-	-	8.9	326.8	2.8%	2.8%
Normalized EBITDA margin	45.4%	-	0.0%	0.0%	42.3%	-310 bps	-310 bps

Our CSD & Nanc Brazil volumes increased 7.4% in Q1 2012, with market share growing +40 bps off of an improved industry performance.

Net revenues/hl increased 2.7% organically in the period driven by price increases, which were partially offset by higher taxes (federal excise and State VAT).

COGS/hl increased by 12.9%, with higher sugar and PET resin costs causing the main negative impact, which was partially offset by gains stemming from currency hedges.

SG&A, excluding depreciation and amortization, increased 6.3% because of general inflation and higher distribution expenses impacted by increased volumes.

CSD & Nanc Brazil normalized EBITDA increased by 2.8% and reached R$ 326.8 million in the quarter.

First Quarter 2012 Results

April 30, 2012

HILA-ex Consolidated

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume total ('000 hl)	1,599.0	-	-	75.9	1,674.9	4.7%	4.7%
Beer volume ('000 hl)	528.3	-	-	57.4	585.7	10.9%	10.9%
CSD volume ('000 hl)	1,070.7	-	-	18.5	1,089.2	1.7%	1.7%
Net revenue	123.4	-	10.7	19.6	153.7	24.5%	15.8%
Net revenue/hl	77.2	-	6.4	8.2	91.8	18.9%	10.6%
COGS	(83.7)	-	(6.7)	(7.0)	(97.3)	16.3%	8.3%
COGS/hl	(52.3)	-	(4.0)	(1.8)	(58.1)	11.0%	3.4%
Gross profit	39.7	-	4.0	12.6	56.4	41.8%	31.7%
Gross margin	32.2%	-	0.0%	0.0%	36.7%	450 bps	440 bps
SG&A excl. deprec.&amort.	(60.2)	-	(4.8)	(13.4)	(78.4)	30.2%	22.3%
SG&A deprec.&amort.	(8.3)	-	(0.7)	(1.9)	(10.8)	30.3%	22.3%
SG&A total	(68.5)	-	(5.5)	(15.3)	(89.2)	30.2%	22.3%
Other operating income/expenses	0.7	-	(0.0)	(1.6)	(0.9)	nm	nm
Normalized EBIT	(28.0)	-	(1.4)	(4.3)	(33.7)	-20.3%	-15.2%
Normalized EBIT margin	-22.7%	-	0.0%	0.0%	-22.0%	80 bps	10 bps
Normalized EBITDA	(14.3)	-	(0.4)	(2.0)	(16.7)	-16.7%	-14.0%
Normalized EBITDA margin	-11.6%	-	0.0%	0.0%	-10.8%	70 bps	20 bps

HILA-ex volumes increased 4.7% in Q1 2012 driven by industry growth across the region and market share gains in certain parts of the region, such as the Dominican Republic.

Net revenue per hectoliter was up 10.6% due to price increases in most of the countries where we operate, while COGS/hl increased by 3.4% in the quarter due primarily to general inflation partially offset by lower packaging costs.

SG&A, excluding depreciation and amortization, increased 22.3% in the quarter mainly due to general inflation, higher logistics costs due to volume growth, and phasing of sales and marketing expenses.

HILA-ex’s normalized EBITDA decreased R$ 2.0 million organically in the quarter, posting a negative EBITDA of R$ 16.7 million.

First Quarter 2012 Results

April 30, 2012

Latin America South (LAS)

Our LAS operation achieved an organic EBITDA growth of 22.1% and a consolidated EBITDA of R$ 683.7 million in the quarter, while our EBITDA margin reached 47.3%. Our beer volumes grew 2.8% mainly as a result of industry growth in Argentina. We achieved much better results in our soft-drinks business in spite of increasing cost pressures, mainly driven by industry and share growth in Argentina and price increases to keep up with inflation.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	9,533.6	-	-	302.5	9,836.1	3.2%	3.2%
Net revenue	1,158.9	-	12.5	275.3	1,446.7	24.8%	23.8%
Net revenue/hl	121.6	-	1.3	24.2	147.1	21.0%	19.9%
COGS	(425.6)	-	(2.5)	(102.7)	(530.8)	24.7%	24.1%
COGS/hl	(44.6)	-	(0.3)	(9.1)	(54.0)	20.9%	20.3%
Gross profit	733.4	-	10.0	172.5	915.9	24.9%	23.5%
Gross margin	63.3%	-	0.0%	0.0%	63.3%	bps	-10 bps
SG&A excl. deprec.&amort.	(229.4)	-	(1.8)	(46.4)	(277.5)	21.0%	20.2%
SG&A deprec.&amort.	(18.8)	-	(0.0)	(1.4)	(20.2)	7.8%	7.6%
SG&A total	(248.2)	-	(1.8)	(47.8)	(297.8)	20.0%	19.3%
Other operating income/expenses	(4.5)	-	0.8	(4.3)	(8.0)	77.4%	95.2%
Normalized EBIT	480.7	-	9.0	120.4	610.1	26.9%	25.0%
Normalized EBIT margin	41.5%	-	0.0%	0.0%	42.2%	70 bps	40 bps
Normalized EBITDA	551.9	-	9.9	121.9	683.7	23.9%	22.1%
Normalized EBITDA margin	47.6%	-	0.0%	0.0%	47.3%	-40 bps	-60 bps

First Quarter 2012 Results

April 30, 2012

LAS Beer

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	6,041.5	-	-	169.3	6,210.8	2.8%	2.8%
Net revenue	854.4	-	16.8	179.2	1,050.4	22.9%	21.0%
Net revenue/hl	141.4	-	2.7	25.0	169.1	19.6%	17.7%
COGS	(240.1)	-	(4.8)	(51.6)	(296.5)	23.5%	21.5%
COGS/hl	(39.7)	-	(0.8)	(7.2)	(47.7)	20.1%	18.2%
Gross profit	614.3	-	12.0	127.6	753.8	22.7%	20.8%
Gross margin	71.9%	-	0.0%	0.0%	71.8%	-10 bps	-10 bps
SG&A excl. deprec.&amort.	(162.2)	-	(2.7)	(30.9)	(195.8)	20.7%	19.0%
SG&A deprec.&amort.	(11.4)	-	(0.2)	(0.1)	(11.7)	2.2%	0.8%
SG&A total	(173.7)	-	(2.8)	(30.9)	(207.4)	19.4%	17.8%
Other operating income/expenses	(4.7)	-	0.8	(3.7)	(7.6)	61.3%	78.5%
Normalized EBIT	435.9	-	10.0	92.9	538.8	23.6%	21.3%
Normalized EBIT margin	51.0%	-	0.0%	0.0%	51.3%	30 bps	10 bps
Normalized EBITDA	492.7	-	11.1	92.6	596.4	21.0%	18.8%
Normalized EBITDA margin	57.7%	-	0.0%	0.0%	56.8%	-90 bps	-100 bps

Beer volumes grew organically 2.8% in the quarter, reflecting strong growth in the Argentine market.  We have achieved a solid performance of our key brands for the region, both growing in market share and volume.

Net revenue/hl grew 17.7% in organic terms in the quarter driven by price increases to keep up with inflation and revenue management initiatives.

COGS/hl increased 18.2% in the period mainly as a result of higher costs in raw materials, labor and energy.

SG&A, excluding depreciation and amortization, increased 19.0% in the quarter driven by general inflation impact in distribution and fixed costs (mainly due to higher labor-related expenses) and a strong marketing support to our brands.

LAS Beer EBITDA increased 18.8% in the quarter totaling R$ 596.4 million.

First Quarter 2012 Results

April 30, 2012

LAS CSD & NANC

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	3,492.1	-	-	133.2	3,625.3	3.8%	3.8%
Net revenue	304.5	-	(4.3)	96.1	396.3	30.1%	31.5%
Net revenue/hl	87.2	-	(1.2)	23.3	109.3	25.4%	26.7%
COGS	(185.5)	-	2.3	(51.1)	(234.3)	26.3%	27.6%
COGS/hl	(53.1)	-	0.6	(12.2)	(64.6)	21.7%	22.9%
Gross profit	119.1	-	(1.9)	44.9	162.0	36.1%	37.7%
Gross margin	39.1%	-	0.0%	0.0%	40.9%	180 bps	180 bps
SG&A excl. deprec.&amort.	(67.2)	-	0.9	(15.5)	(81.8)	21.8%	23.1%
SG&A deprec.&amort.	(7.3)	-	0.1	(1.3)	(8.6)	16.6%	18.4%
SG&A total	(74.5)	-	1.0	(16.9)	(90.3)	21.3%	22.6%
Other operating income/expenses	0.2	-	(0.0)	(0.6)	(0.4)	nm	nm
Normalized EBIT	44.8	-	(0.9)	27.5	71.3	59.3%	61.3%
Normalized EBIT margin	14.7%	-	0.0%	0.0%	18.0%	330 bps	330 bps
Normalized EBITDA	59.2	-	(1.1)	29.3	87.3	47.6%	49.5%
Normalized EBITDA margin	19.4%	-	0.0%	0.0%	22.0%	260 bps	270 bps

CSD & Nanc volumes in LAS increased 3.8% in the period as a consequence of both industry growth and market share gains, and also driven by the continued growth of Twister Brand in Argentina, a non carbonated flavored water.

Net revenue/hl registered an organic growth of 26.7% in the quarter, as a result of price increases to keep up with inflation as well as effective trade spend management.

COGS/hl increased by 22.9% in the quarter mainly as a result of sugar, PET resin, juices and labor costs.

SG&A expenses, excluding depreciation and amortization, increased 23.1%, mostly as a result of labor and transportation costs and a strong investment in our brands.

LAS CSD & Nanc Normalized EBITDA increased organically 49.5% in the quarter, with a 270 bps margin expansion, totaling R$ 87.3 million.

First Quarter 2012 Results

April 30, 2012

Canada – Labatt

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	1Q11	Scope			1Q12	Reported	Organic
Volume ('000 hl)	2,144.5	(305.7)	-	35.6	1,874.4	-12.6%	1.9%
Net revenue	684.0	(25.4)	34.9	35.5	729.0	6.6%	5.4%
Net revenue/hl	319.0	39.2	18.6	12.1	388.9	21.9%	3.4%
COGS	(219.2)	20.7	(9.9)	1.4	(207.0)	-5.5%	-0.7%
COGS/hl	(102.2)	(5.7)	(5.3)	2.8	(110.4)	8.1%	-2.6%
Gross profit	464.9	(4.8)	25.0	36.9	522.0	12.3%	8.0%
Gross margin	68.0%	0.0%	0.0%	0.0%	71.6%	360 bps	170 bps
SG&A excl. deprec.&amort.	(271.1)	1.6	(13.9)	(7.3)	(290.7)	7.2%	2.7%
SG&A deprec.&amort.	(9.9)	0.0%	(0.5)	0.2	(10.2)	3.0%	-1.9%
SG&A total	(281.0)	1.6	(14.4)	(7.1)	(300.9)	7.1%	2.5%
Other operating income/expenses	2.2	-	0.0	(2.1)	0.2	nm	nm
Normalized EBIT	186.1	(3.2)	10.6	27.7	221.3	18.9%	15.2%
Normalized EBIT margin	27.2%	0.0%	0.0%	0.0%	30.4%	310 bps	260 bps
Normalized EBITDA	224.4	(3.2)	11.9	15.6	248.7	10.8%	7.0%
Normalized EBITDA margin	32.8%	0.0%	0.0%	0.0%	34.1%	130 bps	50 bps

First quarter organic volumes increased by 1.9% versus last year as a result of 3.6% domestic volume growth partially offset by a decline in exports.  Market share remained stable at around 41% while the industry performed better mainly due to favorable weather and partial economic recovery.

Net revenue/hl grew 3.4% given our pricing strategy while COGS/hl decreased 2.6% in the quarter compared to the same period last year as a result of better currency hedges and lower depreciation.

SG&A, excluding depreciation and amortization, increased by 2.7% in Q1 due to general inflation and the increased sales and marketing investments versus last year.

Normalized EBITDA increased by 7.0% in the quarter totaling R$ 248.7 million and resulting in an EBITDA margin expansion of 50 bps.

The scope change reported in Canada refers to the phasing out of contracted volume supplied to NAB (North American Brewers) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.

First Quarter 2012 Results

April 30, 2012

Other operating income/(expenses)

Other operating income increased from R$ 135.3 million in 1Q11 to R$ 139.2 million in the quarter.

Other operating income/(expenses)	1Q11	1Q12

R$ million

Government grants/NPV of long term fiscal incentives	126.1	128.5
(Additions to)/reversals of provisions	(2.8)	(0.7)
Net gain on disposal of property, plant and equipment and intangible assets	2.1	(3.1)
Net other operating income	9.9	14.5

	135.3	139.2

Net finance results

Ambev’s net finance result worsened by R$ 14.5 million in Q1 2012 mainly due to losses related to the derivative instruments, lower gains on non-derivative instruments and higher taxes on financial transactions, offset by lower interest expenses and higher interest income.

Net finance results	1Q11	1Q12
R$ million

Interest income	69.0	73.6
Interest expenses	(159.0)	(54.5)
Gains/(losses) on derivative instruments	42.9	(28.2)
Gains/(losses) on non-derivative instruments	42.2	18.1
Taxes on financial transactions	(12.3)	(39.5)
Other financial income/(expenses), net	(28.3)	(29.5)

Net finance results	(45.5)	(60.0)

The Company’s total debt decreased R$ 274.2 million, from R$ 4,102.3 million in December 2011 to R$ 3,828.1 million in March 2012.

	December 2011			March 2012
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,089.2	1,632.4	3,721.6	1,731.7	1,590.5	3,322.2
Foreign Currency	122.9	257.8	380.7	233.4	272.5	505.9
Consolidated Debt	2,212.1	1,890.2	4,102.3	1,965.1	1,863.0	3,828.1

Cash and Cash Equivalents			8,076.2			6,711.5
Current Investment Securities			193.4			1,464.2
Bank overdrafts			(12.3)			(5.0)

Net Debt/ (Cash)			(4,155.0)			(4,342.7)

First Quarter 2012 Results

April 30, 2012

Provision for income tax & social contribution

Our weighted nominal tax rate was 32.7% in the period compared to 32.9% in Q1 2011, while the effective tax rate in the quarter was 19.8% compared to Q1 2011 rate of 22.2%. This decrease was mainly due to the tax benefit from interest on shareholders’ equity and other adjustments related to income tax.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	1Q11	1Q12
R$ million

Profit before tax	2,707.9	2,951.5

Adjustment on taxable basis
Non-taxable net financial and other income	(119.4)	(94.5)
Goverment grants (VAT)	(99.1)	(89.7)
Share of results of associates	(0.1)	(0.4)
Expenses not deductible for tax purposes	74.4	16.5
	2,563.7	2,783.4
Aggregated weighted nominal tax rate	32.9%	32.7%
Taxes – nominal rate	(843.4)	(908.8)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	126.6	137.3
Tax benefit - amortization on tax books	30.2	30.2
Other tax adjustments	84.8	156.4
Income tax and social contribution expense	(601.9)	(584.9)
Effective tax rate	22.2%	19.8%

Non-controlling interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$ 20.2 million in Q1 2012 compared to an expense of R$ 17.4 million in Q1 2011.

Profit

Ambev posted a profit of R$ 2,346.4 million in Q1 2012 compared to R$ 2,088.7 million during the same period last year, an increase of 12.3%.

First Quarter 2012 Results April 30, 2012 Page 17

Reconciliation between normalized EBITDA and profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q11	1Q12
Profit - Ambev holders	2,088.7	2,346.4
Non-controlling interest	17.4	20.2
Income tax expense	601.9	584.9
Profit before taxes	2,707.9	2,951.5
Share of results of associates	(0.1)	(0.4)
Net finance results	45.5	60.0
Special items	0.5	-
Normalized EBIT	2,753.8	3,011.1
Depreciation & amortization - total	344.7	379.1
Normalized EBITDA	3,098.5	3,390.3

Shareholding structure

The table below shows Ambev’s shareholding structure as of March 31, 2012.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,296,288,468	74.0%	633,262,210	46.3%	1,929,550,678	61.9%
FAHZ	299,077,066	17.1%	0	0.0%	299,077,066	9.6%
Market	155,259,844	8.9%	733,614,205	53.7%	888,874,049	28.5%
Outstanding	1,750,625,378	100.0%	1,366,876,415	100.0%	3,117,501,793	100.0%
Treasury	509,953		115,815		625,768
TOTAL	1,751,135,331		1,366,992,230		3,118,127,561
Free float BM&FBovespa	151,128,415	8.6%	440,322,721	32.2%	591,451,136	19.0%
Free float NYSE	4,131,429	0.2%	293,291,484	21.5%	297,422,913	9.5%

.

First Quarter 2012 Results

April 30, 2012

 Q1 2012 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	April 30th, 2012 (Monday)

Time:	12:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:
http://webcast.mz-ir.com/publico.aspx?codplataforma=3689

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10012382# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Lucas Lira	Tatiana Rodrigues
(+55 11) 2122-1415	(+55 11) 2122-1414
lucas.lira@ambev.com.br	tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2012 Results April 30, 2012 Page 19

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%		1Q11	1Q12%
Volumes (000 hl)	20,762	21,585	4.0%	6,758	7,260	7.4%	27,519	28,845	4.8%	9,534	9,836	3.2%	1,599	1,675	4.7%	2,145	1,874	1.9%	40,797	42,230	4.3%

R$ million
Net sales	3,895.4	4,133.6	6.1%	700.3	772.7	10.3%	4,595.7	4,906.3	6.8%	1,158.9	1,446.7	23.8%	123.4	153.7	15.8%	684.0	729.0	5.4%	6,562.1	7,235.7	9.8%
% of total	59.4%	57.1%		10.7%	10.7%		70.0%	67.8%		17.7%	20.0%		1.9%	2.1%		10.4%	10.1%		100.0%	100.0%
COGS	(1,087.0)	(1,123.9)	3.4%	(291.7)	(353.7)	21.2%	(1,378.7)	(1,477.6)	7.2%	(425.6)	(530.8)	24.1%	(83.7)	(97.3)	8.3%	(219.2)	(207.0)	-0.7%	(2,107.1)	(2,312.7)	9.9%
% of total	51.6%	48.6%		13.8%	15.3%		65.4%	63.9%		20.2%	23.0%		4.0%	4.2%		10.4%	9.0%		100.0%	100.0%
Gross profit	2,808.4	3,009.7	7.2%	408.6	419.0	2.6%	3,217.0	3,428.7	6.6%	733.4	915.9	23.5%	39.7	56.4	31.7%	464.9	522.0	8.0%	4,455.0	4,923.0	9.7%
% of total	63.0%	61.1%		9.2%	8.5%		72.2%	69.6%		16.5%	18.6%		0.9%	1.1%		10.4%	10.6%		100.0%	100.0%
SG&A	(1,072.4)	(1,185.2)	10.5%	(166.4)	(178.0)	7.0%	(1,238.8)	(1,363.2)	10.0%	(248.2)	(297.8)	19.3%	(68.5)	(89.2)	22.3%	(281.0)	(300.9)	2.5%	(1,836.5)	(2,051.0)	10.6%
% of total	58.4%	57.8%		9.1%	8.7%		67.5%	66.5%		13.5%	14.5%		3.7%	4.3%		15.3%	14.7%		100.0%	100.0%
Other operating income/(expenses)	110.4	117.0	6.0%	26.5	31.0	16.9%	136.9	148.0	8.1%	(4.5)	(8.0)	95.2%	0.7	(0.9)	nm	2.2	0.2	nm	135.3	139.2	2.3%
% of total	81.6%	84.1%		19.6%	22.2%		101.2%	106.3%		-3.3%	-5.8%		0.5%	-0.7%		1.7%	0.1%		100.0%	100.0%
Normalized EBIT	1,846.4	1,941.5	5.1%	268.7	272.0	1.2%	2,115.1	2,213.5	4.7%	480.7	610.1	25.0%	(28.0)	(33.7)	-15.2%	186.1	221.3	15.2%	2,753.8	3,011.1	8.8%
% of total	67.0%	64.5%		9.8%	9.0%		76.8%	73.5%		17.5%	20.3%		-1.0%	-1.1%		6.8%	7.3%		100.0%	100.0%
Normalized EBITDA	2,018.6	2,147.7	6.4%	317.9	326.8	2.8%	2,336.5	2,474.5	5.9%	551.9	683.7	22.1%	(14.3)	(16.7)	-14.0%	224.4	248.7	7.0%	3,098.5	3,390.3	8.8%
% of total	65.1%	63.3%		10.3%	9.6%		75.4%	73.0%		17.8%	20.2%		-0.5%	-0.5%		7.2%	7.3%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.9%	-27.2%		-41.7%	-45.8%		-30.0%	-30.1%		-36.7%	-36.7%		-67.8%	-63.3%		-32.0%	-28.4%		-32.1%	-32.0%
Gross profit	72.1%	72.8%		58.3%	54.2%		70.0%	69.9%		63.3%	63.3%		32.2%	36.7%		68.0%	71.6%		67.9%	68.0%
SG&A	-27.5%	-28.7%		-23.8%	-23.0%		-27.0%	-27.8%		-21.4%	-20.6%		-55.5%	-58.1%		-41.1%	-41.3%		-28.0%	-28.3%
Other operating income/(expenses)	2.8%	2.8%		3.8%	4.0%		3.0%	3.0%		-0.4%	-0.6%		0.6%	-0.6%		0.3%	0.0%		2.1%	1.9%
Normalized EBIT	47.4%	47.0%		38.4%	35.2%		46.0%	45.1%		41.5%	42.2%		-22.7%	-22.0%		27.2%	30.4%		42.0%	41.6%
Normalized EBITDA	51.8%	52.0%		45.4%	42.3%		50.8%	50.4%		47.6%	47.3%		-11.6%	-10.8%		32.8%	34.1%		47.2%	46.9%

Per hectoliter - (R$/hl)
Net sales	187.6	191.5	2.1%	103.6	106.4	2.7%	167.0	170.1	1.9%	121.6	147.1	19.9%	77.2	91.8	10.6%	319.0	388.9	16.1%	160.8	171.3	5.3%
COGS	(52.4)	(52.1)	-0.5%	(43.2)	(48.7)	12.9%	(50.1)	(51.2)	2.2%	(44.6)	(54.0)	20.3%	(52.3)	(58.1)	3.4%	(102.2)	(110.4)	2.9%	(51.6)	(54.8)	5.4%
Gross profit	135.3	139.4	3.1%	60.5	57.7	-4.5%	116.9	118.9	1.7%	76.9	93.1	19.7%	24.9	33.7	25.7%	216.8	278.5	22.3%	109.2	116.6	5.3%
SG&A	(51.7)	(54.9)	6.3%	(24.6)	(24.5)	-0.4%	(45.0)	(47.3)	5.0%	(26.0)	(30.3)	15.6%	(42.8)	(53.3)	16.7%	(131.0)	(160.5)	16.6%	(45.0)	(48.6)	6.1%
Other operating income/(expenses)	5.3	5.4	1.9%	3.9	4.3	8.8%	5.0	5.1	3.1%	(0.5)	(0.8)	89.2%	0.5	(0.5)	nm	1.0	0.1	-91.8%	3.3	3.3	-1.9%
Normalized EBIT	88.9	89.9	1.1%	39.8	37.5	-5.8%	76.9	76.7	-0.2%	50.4	62.0	21.2%	(17.5)	(20.1)	10.0%	86.8	118.1	29.5%	67.5	71.3	4.4%
Normalized EBITDA	97.2	99.5	2.3%	47.0	45.0	-4.3%	84.9	85.8	1.0%	57.9	69.5	18.3%	(8.9)	(10.0)	8.8%	104.6	132.7	20.7%	76.0	80.3	4.4%

.

First Quarter 2012 Results April 30, 2012 Page 20

CONSOLIDATED BALANCE SHEET	March 2012	December 2011
R$ million
Assets
Current assets
Cash and cash equivalents	6,711.5	8,076.2
Investment securities (CURRENT)	1,464.2	193.4
Trade and other receivables (current)	3,525.7	3,879.7
Inventories	2,365.1	2,238.5
Income tax receivable	221.1	291.3
Assets held for sale	-	0.4
	14,287.6	14,679.5
Non-current assets
Investment securities	241.1	242.1
Trade and other receivables	1,188.8	1,232.0
Deferred tax assets	1,618.3	1,447.1
Income tax receivable (non-current)	12.3	16.3
Employee benefits	18.5	18.5
Investments in associates	20.4	21.7
Property, plant and equipment	9,223.9	9,265.2
Intangible assets	1,734.1	1,763.0
Goodwill	17,477.2	17,454.0
	31,534.6	31,459.9

Total assets	45,822.3	46,139.4

Equity and liabilities
Current liabilities
Trade and other payables	9,507.3	11,288.0
Interest-bearing loans and borrowings (current)	1,965.1	2,212.1
Bank overdrafts	5.0	12.3
Income tax and social contribution payable	961.8	793.9
Provisions	114.9	101.6
	12,554.1	14,407.9
Non-current liabilities
Trade and other payables (NON CURRENT)	1,164.2	1,196.6
Interest-bearing loans and borrowings	1,863.0	1,890.2
Deferred tax liabilities	666.4	734.5
Provisions (non-CURRENT)	446.3	478.4
Employee benefits (non CURRENT)	1,583.5	1,603.0
	5,723.4	5,902.7

Total liabilities	18,277.5	20,310.6

Equity
Issued capital	8,321.4	8,303.9
Reserves	17,212.2	17,307.4
Retained earnings	1,775.7	-
Equity attributable to equity holders of AmBev	27,309.4	25,611.3
Non-controlling interests	235.5	217.5
Total Equity	27,544.8	25,828.8

Total equity and liabilities	45,822.3	46,139.4

.

First Quarter 2012 Results April 30, 2012 Page 21

CONSOLIDATED STATEMENT OF OPERATIONS	1Q12	1Q11
R$ million

Net sales	7,235.7	6,562.1
Cost of sales	(2,312.7)	(2,107.1)
Gross profit	4,923.0	4,455.0
	-	-
Sales and marketing expenses	(1,747.4)	(1,513.8)
Administrative expenses	(303.7)	(322.6)
Other operating income/(expenses)	139.2	135.3

Normalized EBIT	3,011.1	2,753.8

Special items	-	(0.5)
	-	-
Income from operations (EBIT)	3,011.1	2,753.3
	-	-
Net finance results	(60.0)	(45.5)
Share of results of associates	0.4	0.1
	-	-
Profit before income tax	2,951.5	2,707.9

Income tax expense	(584.9)	(601.9)
	-	-
Profit	2,366.6	2,106.0
Attributable to:	-	-
Equity holders of Ambev	2,346.4	2,088.7
Non-controlling interest	20.2	17.4

Nº of basic shares outstanding	3,117.3	3,103.3
Nº of diluted shares outstanding	3,131.4	3,115.3

Basic earnings per share (preferred)	0.79	0.71
Basic earnings per share (common)	0.72	0.64
Diluted earnings per share (preferred)	0.79	0.70
Diluted earnings per share (common)	0.72	0.64

First Quarter 2012 Results April 30, 2012 Page 22

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q12	1Q11

R$ million
Cash Flows from Operating Activities
Profit	2,366.6	2,106.0
Depreciation, amortization and impairment	379.1	344.7
Impairment losses on receivables and inventories	32.6	17.0
Additions/(reversals) in provisions and employee benefits	33.4	24.0
Net finance cost	60.0	45.5
Other non-cash items included in the profit	(57.0)	(39.2)
Loss/(gain) on sale of property, plant and equipment and intangible assets	2.7	(2.2)
Loss/(gain) on assets held for sale	0.4	0.2
Equity-settled share-based payment expense	33.1	29.3
Income tax expense	584.9	601.9
Share of result of associates	(0.4)	(0.1)
Cash flow from operating activities before changes in working capital and use of provisions	3,435.6	3,127.0
Decrease/(increase) in trade and other receivables	(35.7)	324.9
Decrease/(increase) in inventories	(170.9)	(361.1)
Increase/(decrease) in trade and other payables	(1,970.9)	(1,106.9)
Cash generated from operations	1,258.2	1,983.9
Interest paid	(59.3)	(228.2)
Interest received	197.5	85.8
Income tax paid	(689.3)	(605.9)
Cash flow from operating activities	707.1	1,235.6
Proceeds from sale of property, plant, equipment and intangible assets	8.2	7.6
Repayments of loans granted	-	0.3
Acquisition of property, plant, equipment and intangible assets	(365.6)	(580.8)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	(1,270.5)	(1.6)
Net proceeds/(acquisition) of other assets	(6.1)	1.2
Cash flow used in investing activities	(1,634.1)	(573.3)
Capital increase	5.9	0.2
Proceeds from borrowings	706.8	78.8
Proceeds/repurchase of treasury shares	(0.2)	(0.1)
Repayment of borrowings	(982.9)	(145.2)
Cash net finance costs other than interests	16.9	(13.7)
Payment of finance lease liabilities	(1.0)	(0.9)
Dividends (paid)/received	(65.5)	(1,809.1)
Cash flow used in financing activities	(320.0)	(1,889.9)
Net increase/(decrease) in cash and cash equivalents	(1,247.0)	(1,227.6)
Cash and cash equivalents less bank overdrafts at beginning of period	8,063.9	5,908.3
Effect of exchange rate fluctuations	(110.4)	(52.0)
Cash and cash equivalents less bank overdrafts at end of period	6,706.6	4,628.7

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer